Pursuant to Rule 424(b)(2)
Registration No. 333-46092

     PROSPECTUS SUPPLEMENT DATED FEBRUARY 15, 2002 TO PROSPECTUS DATED OCTOBER 2, 2000

CRAY INC.

Common Stock

     We are offering and have sold, in a privately-negotiated transaction, 1,950,000 shares of our common stock to Riverview Group, LLC (the “Investor”) at a price of $2.00 per share for total proceeds of $3,900,000. We sold the shares directly to the Investor pursuant to a Purchase Agreement dated February 15, 2002 (the “Purchase Agreement”).

     No party is acting as an underwriter with respect to this offering.

     Our common stock is traded on the Nasdaq National Market under the symbol “CRAY.” On February 14, 2002, the last sale price for our common stock as reported by the Nasdaq was $2.50 per share.

     The shares offered in this prospectus involve a high degree of risk. You should carefully consider the “Factors That Could Affect Future Results” contained in our quarterly report on Form 10-Q for the quarter ending September 30, 2001, the “Additional Factors That Could Affect Future Results” in our current report on Form 8-K filed on November 28, 2001, and similar disclosures in our future filings made with the Securities and Exchange Commission, which are incorporated by reference in this prospectus, in determining whether to purchase shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Page

Prospectus Supplement
Use of Proceeds	S-2
Plan of Distribution	S-2
Where You Can Find More Information	S-2

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document.

USE OF PROCEEDS

     We estimate the net proceeds from this transaction to be approximately $3,615,000. We will use the net proceeds for working capital and general corporate purposes as described in the Prospectus.

PLAN OF DISTRIBUTION

     Under the Purchase Agreement, we have received $3,900,000 from the Investor in return for 1,950,000 shares of our common stock.

     We sold the shares of common stock offered under this prospectus supplement directly to the Investor in a privately-negotiated transaction in which no party is acting as an underwriter. Our employees will not receive any compensation based upon their participation in this offering and, pursuant to Rule 3a4-1 of the Exchange Act, will not be deemed to be brokers as defined in the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

     The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. We incorporate the documents listed in the prospectus beginning on page 2.

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